

RECEIVED

2004 DEC -1 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

D90/COMP SEC/CW
26 November 2004

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

04046427



PROCESSED
DEC 03 2004
THOMSON FINANCIAL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th September to the 20th October 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 20th September to the 20th October 2004.

1. Announcement dated 20th September 2004 regarding Transaction in Own Shares
2. Announcement dated 20th September 2004 regarding Transaction in Own Shares
3. Announcement dated 21st September 2004 regarding Transaction in Own Shares
4. Announcement dated 22nd September 2004 regarding Transaction in Own Shares
5. Announcement dated 23rd September 2004 regarding Holding(s) in Company
6. Announcement dated 23rd September 2004 regarding Transaction in Own Shares
7. Announcement dated 24th September 2004 regarding Transaction in Own Shares
8. Announcement dated 27th September 2004 regarding Director Shareholding
9. Announcement dated 29th September 2004 regarding Director Shareholding
10. Announcement dated 29th September 2004 regarding Holding(s) in Company
11. Announcement dated 30th September 2004 regarding Close period share repurchase
12. Announcement dated 30th September 2004 regarding Pre Close Statement
13. Announcement dated 4th October 2004 regarding Holding(s) in Company
14. Announcement dated 4th October 2004 regarding Transaction in Own Shares
15. Announcement dated 5th October 2004 regarding Transaction in Own Shares
16. Announcement dated 6th October 2004 regarding Transaction in Own Shares
17. Announcement dated 7th October 2004 regarding Transaction in Own Shares

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA



18. Announcement dated 11th October 2004 regarding Transaction in Own Shares
19. Announcement dated 12th October 2004 regarding Transaction in Own Shares
20. Announcement dated 13th October 2004 regarding Director Shareholding
21. Announcement dated 14th October 2004 regarding Transaction in Own Shares
22. Announcement dated 15th October 2004 regarding Transaction in Own Shares
23. Announcement dated 20th October 2004 regarding Transaction in Own Shares

Documents filed by Boots Group PLC with the Registrar of Companies from 30th September to the 20th October 2004.

1. One form 88(2)R in respect of Return of Allotment of Shares (filed 30.9.04)
2. One form RES09 in respect of Special and Ordinary Resolutions passed on 22nd July 2004 (filed 30.9.04)
3. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 6.10.04)
4. One form (88(2)R in respect of Return of Allotment of Shares (filed 15.10.04)
5. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 20.10.04)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant



RECEIVED

2004 DEC -1 A 11: 05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

D90/COMP SEC/CW
26 November 2004

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th September to the 20th October 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 20th September to the 20th October 2004.

1. Announcement dated 20th September 2004 regarding Transaction in Own Shares
2. Announcement dated 20th September 2004 regarding Transaction in Own Shares
3. Announcement dated 21st September 2004 regarding Transaction in Own Shares
4. Announcement dated 22nd September 2004 regarding Transaction in Own Shares
5. Announcement dated 23rd September 2004 regarding Holding(s) in Company
6. Announcement dated 23rd September 2004 regarding Transaction in Own Shares
7. Announcement dated 24th September 2004 regarding Transaction in Own Shares
8. Announcement dated 27th September 2004 regarding Director Shareholding
9. Announcement dated 29th September 2004 regarding Director Shareholding
10. Announcement dated 29th September 2004 regarding Holding(s) in Company
11. Announcement dated 30th September 2004 regarding Close period share repurchase
12. Announcement dated 30th September 2004 regarding Pre Close Statement
13. Announcement dated 4th October 2004 regarding Holding(s) in Company
14. Announcement dated 4th October 2004 regarding Transaction in Own Shares
15. Announcement dated 5th October 2004 regarding Transaction in Own Shares
16. Announcement dated 6th October 2004 regarding Transaction in Own Shares
17. Announcement dated 7th October 2004 regarding Transaction in Own Shares



18. Announcement dated 11th October 2004 regarding Transaction in Own Shares
19. Announcement dated 12th October 2004 regarding Transaction in Own Shares
20. Announcement dated 13th October 2004 regarding Director Shareholding
21. Announcement dated 14th October 2004 regarding Transaction in Own Shares
22. Announcement dated 15th October 2004 regarding Transaction in Own Shares
23. Announcement dated 20th October 2004 regarding Transaction in Own Shares

Documents filed by Boots Group PLC with the Registrar of Companies from 30th September to the 20th October 2004.

1. One form 88(2)R in respect of Return of Allotment of Shares (filed 30.9.04)
2. One form RES09 in respect of Special and Ordinary Resolutions passed on 22nd July 2004 (filed 30.9.04)
3. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 6.10.04)
4. One form (88(2)R in respect of Return of Allotment of Shares (filed 15.10.04)
5. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 20.10.04)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:22 20-Oct-04
Number	3035E

20th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th October 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 657p per ordinary share.

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:21 15-Oct-04
Number	1595E

15th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th October 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 656p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:14 14-Oct-04
Number	1096E

14th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th October 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 654.84p per ordinary share.

END

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Regulatory Announcement

  

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:49 13-Oct-04
Number	0331E

On 12th October 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 593,908 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.23. This represents approximately 0.079% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 593,908.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:25 12-Oct-04
Number	0127E

12th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th October 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 652.4201p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:27 11-Oct-04
Number	9601D

11th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th October 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 653.7336p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 07-Oct-04
Number	8547D

7th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th October 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 649.6851p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:52 06-Oct-04
Number	8041D

6th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th October 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 648.86p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:13 05-Oct-04
Number	7502D

5th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th October 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 647.6733p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:12 04-Oct-04
Number	6943D

4th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th October 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 651.1p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:02 04-Oct-04
Number	6631D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 914945	280,887
HSBC Global Custody Nominee (UK) Limited A/C 923363	165,329
HSBC Global Custody Nominee (UK) Limited A/C 775237	32,000
HSBC Global Custody Nominee (UK) Limited A/C 942199	218,494
HSBC Global Custody Nominee (UK) Limited A/C 942229	203,137
HSBC Global Custody Nominee (UK) Limited A/C 942217	208,731
HSBC Global Custody Nominee (UK) Limited A/C 942205	176,974
HSBC Global Custody Nominee (UK) Limited A/C 942175	203,153
HSBC Global Custody Nominee (UK) Limited A/C 942187	201,427
HSBC Global Custody Nominee (UK) Limited A/C 775245	3,394,573
HSBC Global Custody Nominee (UK) Limited A/C 130007	37,465
HSBC Global Custody Nominee (UK) Limited A/C 770286	85,000
HSBC Global Custody Nominee (UK) Limited A/C 357206	19,246,803
HSBC Global Custody Nominee (UK) Limited A/C 866203	1,085,757
HSBC Global Custody Nominee (UK) Limited A/C 904332	103,380
HSBC Global Custody Nominees (UK) Limited A/C 916681	38,400
HSBC Global Custody Nominees (UK) Limited A/C 922437	4,180
HSBC Global Custody Nominee (UK) Limited A/C 754612	786,841
HSBC Global Custody Nominee (UK) Limited A/C 282605	520,000
HSBC Global Custody Nominee (UK) Limited A/C 360509	1,061,988
HSBC Global Custody Nominee (UK) Limited A/C 766793	41,726
HSBC Global Custody Nominee (UK) Limited A/C 824434	22,981
HSBC Global Custody Nominee (UK) Limited A/C 924422	64,209

	28,183,435

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 4th October 2004

12) Total holding following this notification

28,183,435

13) Total percentage holding of issued class following this notification

3.76%

14) Any additional information

Notification received following holding going below 4%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....4th October 2004....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Pre Close Statement
Released	07:00 30-Sep-04
Number	5099D

RNS Number:5099D
Boots Group PLC
30 September 2004

Update on Trading Performance
H1 2004/05

H1 Estimated Sales growth:

	Q2 Actual		H1 Actual	
Boots Group PLC	2.0%		3.0%	
	Total	Like for Like	Total	Like for Like
Boots The Chemists	4.5%	3.3%	4.9%	3.8%
- Health	5.5%		6.1%	
- Beauty & Toiletries	4.4%		4.5%	
- Lifestyle	2.1%		3.0%	
		Local currency		Local currency
Boots Healthcare International	0.2%	4.3%	0.2%	4.0%

Richard Baker, Chief Executive, said:

"At the start of this year we set out a series of initiatives to make Boots more modern, competitive and efficient which are all on track. Sales performance is encouraging, driven by our customers' response to improved value and convenience. We have made substantial progress in the first half but much of what we planned to achieve in the year, including another good Christmas, falls in the second half and therefore there is still a great deal to do."

Boots The Chemists
Sales growth in Boots The Chemists in the second quarter is expected to be 4.5% or 3.3% like for like.

Healthcare
Healthcare sales will again show strong growth (around 5.5%) with good performance in Dispensing, which continues to benefit from rapid growth in Boots Prescription Collection Service. Over the counter medicines growth was driven by vitamins and supplements.

Beauty and Toiletries
Sales in Beauty and Toiletries (up 4.4%) are expected to continue good recent performance with Beauty benefiting from good growth in premium cosmetics and fragrance. Toiletries sales reflect encouraging customer reaction to 'Lower Prices You'll Love', where volumes are again ahead, but poor weather in July and August adversely affected Sun Shop sales.

Lifestyle
Food sales are up around 5% due to new product introductions. Baby, up around

7%, is also benefiting from new ranges in clothing and accessories. This growth was offset by continuing decline in Photo sales.

Gross Margin

Percentage gross margin was 50bp lower than planned in H1 at around 180bps down on 03/04. This was due to a combination of accelerating customer response to 'Lower Prices You'll Love' and lower than expected sales of higher margin seasonal merchandise during July and August.

Gross margin will continue to receive close attention during the important peak trading months ahead. Price reductions last year in Q3 and Q4 imply a significantly reduced year on year gross margin change in H2. Expectations for the overall fall in gross margin percentage and for operating margin for the year are unchanged from guidance outlined earlier. However, performance in H1 has increased the uncertainty of achieving this outcome.

Change Projects

The important 'Store Friendly' Supply Chain and 'Backbone' systems replacements are proceeding to plan. 'Getting in Shape' headcount reductions are on schedule and the investment in stores, extended trading hours and pharmacy is running to plan. The phasing of investment and the cost programme results in operating cost growth in H1 well ahead of the rate anticipated for the full year.

Boots Healthcare International

Sales in Boots Healthcare International in Q2 are expected to grow by 0.2% or 4.3% in local currency.

- Ends -

There will be a conference call for analysts/investors at 08.30 BST.

UK dial in number: 0845 245 3471
US toll free number: 1866 220 1452
International dial in number: +44 (0) 1452 542 300

A replay facility will be available for seven days

UK dial in number: 0845 245 5205
US toll free number: 1866 247 4222
International dial in number: +44 (0) 1452 55 00 00

Access number: 1974370#

For further information, please contact:

Investor Relations - Chris Laud
Tel: 0115 968 7080

Media - Donal McCabe
Tel: 0115 968 7029
Mobile: 07769 690618

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Company	Boots Group PLC
TIDM	BOOT
Headline	Close period share repurchase
Released	07:00 30-Sep-04
Number	5030D

RNS Number:5030D
Boots Group PLC
30 September 2004

Boots Group PLC
Close Period Share Repurchase Programme

Boots Group PLC ('Boots') announces today that it will commence an irrevocable, non-discretionary programme to purchase Boots Ordinary Shares on its own behalf, for cancellation, during its close period which commences on 1 October 2004 and ends on 27 October 2004.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Boots' general authority to repurchase shares and Chapter 15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of Boots Ordinary Shares for the five dealing days preceding the date of purchase.

- ENDS -

For further information please contact:
Investors
Chris Laud
Tel: +44 (0) 115 968 7080

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690618

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	11:05 29-Sep-04
Number	4703D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 914945	280,887
HSBC Global Custody Nominee (UK) Limited A/C 923363	253,329
HSBC Global Custody Nominee (UK) Limited A/C 775237	72,000
HSBC Global Custody Nominee (UK) Limited A/C 942199	468,494
HSBC Global Custody Nominee (UK) Limited A/C 942229	483,137
HSBC Global Custody Nominee (UK) Limited A/C 942217	208,731
HSBC Global Custody Nominee (UK) Limited A/C 942205	426,974
HSBC Global Custody Nominee (UK) Limited A/C 942751	447,153
HSBC Global Custody Nominee (UK) Limited A/C 942187	456,427
HSBC Global Custody Nominee (UK) Limited A/C 775245	3,394,573
HSBC Global Custody Nominee (UK) Limited A/C 130007	77,465
HSBC Global Custody Nominee (UK) Limited A/C 770286	85,000
HSBC Global Custody Nominee (UK) Limited A/C 357206	19,330,803
HSBC Global Custody Nominee (UK) Limited A/C 866203	1,085,757
HSBC Global Custody Nominee (UK) Limited A/C 904332	103,380
HSBC Global Custody Nominees (UK) Limited A/C 916681	38,400
HSBC Global Custody Nominees (UK) Limited A/C 922437	4,180
HSBC Global Custody Nominee (UK) Limited A/C 754612	1,036,841
HSBC Global Custody Nominee (UK) Limited A/C 361602	20,600
HSBC Global Custody Nominee (UK) Limited A/C 282605	520,000
HSBC Global Custody Nominee (UK) Limited A/C 360509	1,061,988
HSBC Global Custody Nominee (UK) Limited A/C 766793	71,726
HSBC Global Custody Nominee (UK) Limited A/C 824434	32,981
HSBC Global Custody Nominee (UK) Limited A/C 924422	104,209

30,065,035

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 29th September 2004

12) Total holding following this notification

30,065,035

13) Total percentage holding of issued class following this notification

4.00%

14) Any additional information

Notification received following holding reaching 4%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....29th September 2004....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:40 29-Sep-04
Number	4651D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

667p

13) Date of transaction

23rd September 2004

14) Date company informed

29th September 2004 (Notified by Administrators)

15) Total holding following this notification

179,606

16) Total percentage holding of issued class following this notification

0.023%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th September 2004..........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

667p

13) Date of transaction

23rd September 2004

14) Date company informed

29th September 2004 (Notified by Administrators)

15) Total holding following this notification

185,347

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification..... 29th September 2004..........................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:30 27-Sep-04
Number	3561D

On 27th September 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 71,944 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.90. This represents approximately 0.0095% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 71,944.

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:05 24-Sep-04
Number	3381D

24th September 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th September 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 670.4142p per ordinary share.

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:18 23-Sep-04
Number	2915D

23rd September 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd September 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 667.2397p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	11:46 23-Sep-04
Number	2643D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 914945	280,887
HSBC Global Custody Nominee (UK) Limited A/C 923363	253,329
HSBC Global Custody Nominee (UK) Limited A/C 775237	72,000
HSBC Global Custody Nominee (UK) Limited A/C 942199	468,494
HSBC Global Custody Nominee (UK) Limited A/C 942229	483,137
HSBC Global Custody Nominee (UK) Limited A/C 942217	208,731
HSBC Global Custody Nominee (UK) Limited A/C 942205	426,974
HSBC Global Custody Nominee (UK) Limited A/C 942715	447,153
HSBC Global Custody Nominee (UK) Limited A/C 942187	456,427
HSBC Global Custody Nominee (UK) Limited A/C 775245	3,394,573
HSBC Global Custody Nominee (UK) Limited A/C 130007	77,465
HSBC Global Custody Nominee (UK) Limited A/C 770286	85,000
HSBC Global Custody Nominee (UK) Limited A/C 357206	19,240,591
HSBC Global Custody Nominee (UK) Limited A/C 866203	1,085,757
HSBC Global Custody Nominee (UK) Limited A/C 904332	103,380
HSBC Global Custody Nominee (UK) Limited A/C 916681	38,400
HSBC Global Custody Nominee (UK) Limited A/C 922437	4,180
HSBC Global Custody Nominee (UK) Limited A/C 754612	996,941
HSBC Global Custody Nominee (UK) Limited A/C 361602	20,600
HSBC Global Custody Nominee (UK) Limited A/C 282605	520,000
HSBC Global Custody Nominee (UK) Limited A/C 360509	1,061,988
HSBC Global Custody Nominee (UK) Limited A/C 766793	65,726
HSBC Global Custody Nominee (UK) Limited A/C 824434	32,981
HSBC Global Custody Nominee (UK) Limited A/C 924422	100,209

	29,924,923

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 23rd September 2004

12) Total holding following this notification

29,924,923

13) Total percentage holding of issued class following this notification

3.98%

14) Any additional information

Notification received following holding going below 4%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....23rd September 2004....

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:36 22-Sep-04
Number	2442D

22nd September 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd September 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 669.7188p per ordinary share.

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:59 21-Sep-04
Number	1907D

21st September 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st September 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 671.1p per ordinary share.

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:34 20-Sep-04
Number	1447D

20th September 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th September 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 682.3p per ordinary share.

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	07:00 20-Sep-04
Number	1047D

17th September 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th September 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 695.176p per ordinary share.

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88(2)

RECEIVED
2004 DEC -

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 4452715

Company name in full BOOTS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	08	2004	06	09	2004

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	43,447		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.06		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Companies House receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name: Mr. Alastair David Peter EPERON		Class of shares allotted	Number allotted
Address: Yew Tree Farm, Main Street, Holwell, Near Melton Mowbray, Leics.		Ordinary 25p	13,366
UK Postcode	L E 1 4 4 S Z		
Name: Mr. Marcelo Leonardo BRAVO		Class of shares allotted	Number allotted
Address: Flat 1, Yorke House, 6 North Road, Nottingham		Ordinary 25p	7,765
UK Postcode	N G 7 1 A X		
Name: Mr. Neill Lewis McDonald MOORE		Class of shares allotted	Number allotted
Address: 71 Dorset Gardens, West Bridgford, Nottingham		Ordinary 25p	6,203
UK Postcode	N G 2 7 U H		
Name: Miss Penelope Judith COPE		Class of shares allotted	Number allotted
Address: The Granary, Mill Street, Packington, Ashby de la Zouch, Leics		Ordinary 25p	6,765
UK Postcode			
Name: Mrs. Helen Claire BAILEY		Class of shares allotted	Number allotted
dress: The Barn, Edingale Fields Farm, Lullington Road, Tamworth, Staffs		Ordinary 25p	9,348
UK Postcode	B 7 9 9 J A		

Please enter the number of continuation sheets (if any attached to this form

Signed ______________________ Date ______________________

A ~~director~~ / Asst. secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sonia Fennell

Boots Group PLC

Nottingham NG90 4HQ Tel: 0115 9687094

DX number – DX 712061 DX exchange Beeston 2

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions of

BOOTS GROUP PLC

At the Annual General Meeting of Boots Group PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE, on Thursday, 22nd July 2004, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions

ORDINARY RESOLUTION

1 That the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £64.0 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 That the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985(the "Act") to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes and allotment of equity securities by virtue of section 94(3A) of the Act as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(a) of equity securities in connection with a rights issue in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £9.6 million

and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION

3 That, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be acquired is 76,876,000;

(b) the maximum price which may be paid for each ordinary share is not more than 5% above the average of the closing mid market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M J OLIVER
Secretary

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	140,000	240,000	275,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	[illegible]/08/04	[illegible]/08/04	[illegible]/08/04
Maximum prices paid § for each share	£6.7625	£6.759	£6.782556
Minimum prices paid § for each share	£6.7625	£6.759	£6.782556

§ A private company is not required to give this informaton



The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,441,875.60
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	22,210.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed   Designation ‡   Date

Presentor's name address and reference (if any)

For official Use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	250,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	23/08/04	23/08/04	25/08/04
Maximum prices paid § for each share	£6.61696	£6.63304	£6.6775
Minimum prices paid § for each share	£6.61696	£6.63304	£6.6775

§ A private company is not required to give this informaton



The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,324,710.03
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	21,625.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed | Designation ‡ | Date

Presentor's name address and reference (if any)

For official use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin



Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	100,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	17/08/04	18/08/04	20/08/04
Maximum prices paid § for each share	£6.61	£6.57705	£6.59937
Minimum prices paid § for each share	£6.635	£6.57705	£6.59937

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	5,296,836.26
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	26,485.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed | Designation ‡ | Date

Presenter's name address and reference (if any):

For official Use
General Section

Post room

88(2)

Return of Allotment of Shares

Please complete in typescript or in bold black capitals.
CHFP000

Company Number 4452715

Company name in full BOOTS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	13	09	2004
To	29	09	2004

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	177,194		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.06		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Mr Philip MATTHEWS	Class of shares allotted	Number allotted
Address	Brackengate House, 42 Groby Lane, Newtown Linford, Leicestershire	Ordinary 25p	22,212
UK Postcode	LE6 0HH		
Name	Mr. Colin WEBB	Class of shares allotted	Number allotted
Address	Bridge House, Main Street, Kinoulton, Nottingham	Ordinary 25p	10,726
UK Postcode	NG12 3EN		
Name	Mr. Stephen FRASER	Class of shares allotted	Number allotted
Address	31 Smalls Croft, Woodborough, Nottingham	Ordinary 25p	5,444
UK Postcode	NG14 6EY		
Name	Mr. David Anthony ROLLASON	Class of shares allotted	Number allotted
Address	The Pippins, 30 Barrow Road, Burton on the Wolds, Loughborough, Leics.	Ordinary 25p	10,571
UK Postcode			
Name	Mr. William SPENCE	Class of shares allotted	Number allotted
Address	6 Manor Close, Edwalton, Nottingham	Ordinary 25p	8.885
UK Postcode	NG12 4BH		

Please enter the number of continuation sheets (if any attac..d to this form: 2

Signed ____________________ Date ____________________

A director / Asst. secretary / administrator / administrative receiver / ...er manager / receiver — Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sonia Fennell
Boots Group PLC
Nottingham NG9 .Q — Tel: 0115 9687094
DX number – DX ... 61 — DX exchange Beeston 2

Names and addresses of the allottees *(List joint share allotments consecutively)* Cont page [illegible]

Shareholder details		Shares and share class allotted	
Name	Mr. David STATHERS	Class of shares allotted	Number allotted
Address	174 Mapperley Plains, Nottingham	Ordinary 25p	8,515
UK Postcode	N G 3 5 R N		
Name	Ms. Ann Porter FRANCKE	Class of shares allotted	Number allotted
Address	42 Circus Road, St. John's Wood, London.	Ordinary 25p	57,755
UK Postcode	N W 8 9 S E		
Name	Mrs. Susan MURRAY	Class of shares allotted	Number allotted
Address	Redbrick Barn, 133 Caythorpe Road, Caythorpe, Nottingham	Ordinary 25p	6,258
UK Postcode	N G 1 4 7 E B		
Name	Mr. Adrian Charles EVANS	Class of shares allotted	Number allotted
Address	Beecroft, 7 Chapel Lane, Croxton Kerrial, Nr. Grantham, Lincs	Ordinary 25p	6,798
UK Postcode			
Name	Mr. Richard Michael CARTER	Class of shares allotted	Number allotted
Address	Crannich, 24 Blairforkie Drive, Bridge of Allan, Stirling	Ordinary 25p	6,709
UK Postcode	F K 9 4 P H		
Name	Dr. Phillip Hartley STUBBS	Class of shares allotted	Number allotted
Address	Walnut Tree Cottage, 47 Long Street, Belton, Loughborough, Leicestershire	Ordinary 25p	5,497
UK Postcode	L E 1 2 9 T P		
Name	Mrs. Jane Helen BELLHOUSE	Class of shares allotted	Number allotted
Address	[illegible]5 Main Street, Gunthorpe, Nottingham	Ordinary 25p	6,281
UK Postcode	N G 1 4 7 E Y		

Names and addresses of the allottees *(List joint share allotments consecutively)* Cont page 1

Shareholder details		Shares and share class allotted: Class of shares allotted	Number allotted
Name	Mr. David STATHERS		
Address	174 Mapperley Plains, Nottingham	Ordinary 25p	8,515
UK Postcode	N G 3 5 R N		
Name	Ms. Ann Porter FRANCKE		
Address	42 Circus Road, St. John's Wood, London.	Ordinary 25p	57,755
UK Postcode	N W 8 9 S E		
Name	Mrs. Susan MURRAY		
Address	Redbrick Barn, 133 Caythorpe Road, Caythorpe, Nottingham	Ordinary 25p	6,258
UK Postcode	N G 1 4 7 E B		
Name	Mr. Adrian Charles EVANS		
Address	Beecroft, 7 Chapel Lane, Croxton Kerrial, Nr. Grantham, Lincs	Ordinary 25p	6,798
UK Postcode			
Name	Mr. Richard Michael CARTER		
Address	Crannich, 24 Blairforkie Drive, Bridge of Allan, Stirling	Ordinary 25p	6,709
UK Postcode	F K 9 4 P H		
Name	Dr. Phillip Hartley STUBBS		
Address	Walnut Tree Cottage, 47 Long Street, Belton, Loughborough, Leicestershire	Ordinary 25p	5,497
UK Postcode	L E 1 2 9 T P		
Name	Mrs. Jane Helen BELLHOUSE		
Address	35 Main Street, Gunthorpe, Nottingham	Ordinary 25p	6,281
UK Postcode	N G 1 4 7 E Y		



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	700,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	13/09/04	14/09/04	16/07/04
Maximum prices paid § for each share	£6.95142	£6.907864	£6.36554
Minimum prices paid § for each share	£6.95142	£6.907864	£6.36554

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	10,045,151.0
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	50,230.00





Signed [illegible] Designation ‡ [illegible] Date

Presentor's name address and reference (if any)

For official use



COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP029



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below: For Inland Revenue use only.

Please complete legibly, preferably in black type or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number

4452715

Name of company

* insert full name of company

Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	90,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	01/09/04	06/07/04	07/09/04
Maximum prices paid § for each share	£6.79188	£6.840278	£6.912
Minimum prices paid § for each share	£6.79188	£6.840278	£6.912

§ A private company is not required to give this information

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,028,105.02
Stamp Duty is payable on the aggregate amount at the rate of [illegible] rounded up to the nearest multiple of £5	£	15,145.00



COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	175,000	300,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	08/09/04	09/09/04	10/09/04
Maximum prices paid § for each share	£6.955	£6.9621697	£6.9516
Minimum prices paid § for each share	£6.955	£6.9621697	£6.9516

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,793,446.67
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	33,970.00



[illegible]

Signed [illegible] Designation [illegible] Date [illegible]

Presentor's name address and telephone [illegible]

[illegible]